NTS REALTY HOLDINGS
LIMITED PARTNERSHIP

ANNUAL MEETING OF LIMITED PARTNERS
Tuesday, June 9, 2009
10:30 a.m. EST

The Overlook at St. Thomas Apartments Clubhouse
6800 Steeprun Road
Louisville, KY 40241

Important Notice Regarding the Availability of Proxy Materials for the Limited Partners Meeting to be Held on June 9, 2009.

Notice is hereby given that the Annual Meeting of Limited Partners of NTS Realty Holdings Limited Partnership will be held at The Overlook at St. Thomas Apartments Clubhouse, 6800 Steeprun Road, Louisville, KY 40241 at 10:30 a.m. EST.

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

The Proxy Statement and Annual Report are available at **www.ematerials.com/nlp**

If you want to receive a paper copy or an e-mail with links to the electronic materials, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side of this notice on or before May 28, 2009 to facilitate timely delivery.

Matters intended to be acted upon at the meeting are listed below.

The Board of Directors recommends that you vote FOR the following proposals:

1. Election of Directors
2. Ratify the appointment of Ernst & Young LLP to serve as our independent registered public accountants for the fiscal year ending December 31, 2009

You may immediately vote your proxy on the Internet at:

www.eproxy.com/nlp



- Use the Internet to vote your proxy 24 hours a day, 7 days a week, until 12:00 p.m. (CT) on June 8, 2009.

- Please have this Notice and the last four digits of your Social Security Number or Tax Identification Number available. Follow the instructions to vote your proxy.

Your Internet vote authorizes the Named Proxies to vote your units in the same manner as if you marked, signed and returned your proxy card.

To request paper copies of the proxy materials, which include the proxy card, proxy statement and annual report, please contact us via:

 **Internet** – Access the Internet and go to   www.ematerials.com/nlp   . Follow the instructions to log in, and order copies.

 **Email** – Send us an email at   ep@ematerials.com   with "nlp Materials Request" in the subject line.
The email must include:

- The 3-digit company # and the 11-digit control # located in the box in the upper right hand corner on the front of this notice.
- Your preference to receive printed materials via mail *-or-* to receive an email with links to the electronic materials.
- If you choose email delivery you must include the email address.
- If you would like this election to apply to delivery of material for all future meetings, write the word "Permanent" and include the last 4 digits of your Tax ID number in the email.

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [X]
Filed by a Party other than the Registrant [ ]

Check the appropriate box:
[ ] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[X] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant toss.240.14a-11(c) orss.240.14a-12

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

(Name of Registrant as Specified In Its Charter)

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
10172 Linn Station Road
Louisville, Kentucky 40223
Attn: Gregory A. Wells

(Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1. Title of each class of securities to which transaction applies:

2. Aggregate number of securities to which transaction applies:

3. Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4. Proposed maximum aggregate value of transaction:

5. Total fee paid:

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identifying the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1. Amount Previously Paid:

2. Form, Schedule or Registration Statement No.:

3. Filing Party:

4. Date Filed:

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

NOTICE OF
ANNUAL MEETING OF LIMITED PARTNERS
AND
PROXY STATEMENT

Date: June 9, 2009
Time: 10:30 a.m. Eastern time
Place: The Overlook at St. Thomas Apartments Clubhouse
           6800 Steeprun Road
           Louisville, Kentucky 40241

NTS Realty Holdings Limited Partnership
10172 Linn Station Road
Louisville, Kentucky 40223
(800) 928-1492

**Notice of Annual Meeting of Limited Partners
to be held on
June 9, 2009**

Dear Limited Partner:

Our annual meeting of limited partners will be held on June 9, 2009, at 10:30 a.m. Eastern time, at The Overlook at St. Thomas Apartments Clubhouse located at 6800 Steeprun Road in Louisville, Kentucky 40241. Our annual meeting is held concurrently with the annual meeting of NTS Realty Capital, Inc., our managing general partner. At our annual meeting, we will ask you to:

- elect five directors to our managing general partner's board of directors;

- ratify the selection of Ernst & Young LLP as our independent registered public accountants for 2009; and

- transact any other business that may properly be presented at the annual meeting.

If you were a limited partner of record at the close of business on April 21, 2009, you may vote by proxy or in person at the annual meeting and any postponements or adjournments of the meeting. A list of these limited partners will be available at our office before the annual meeting.

Please sign, date and promptly return the enclosed proxy card in the enclosed envelope, or vote via the Internet (instructions are provided on your proxy card), so that your limited partnership units will be represented whether or not you attend the annual meeting.

The board of directors of our managing general partner recommends that limited partners vote "For" the proposals listed in the proxy statement.

By order of the Board of Directors,

Brian F. Lavin
President and Chief Executive Officer

April 30, 2009

TABLE OF CONTENTS

This proxy statement contains information related to the annual meeting of limited partners of NTS Realty Holdings Limited Partnership ("we," "our," and "us") to be held on June 9, 2009, beginning at 10:30 a.m. Eastern time, at The Overlook at St. Thomas Apartments Clubhouse located at 6800 Steeprun Road, Louisville, Kentucky 40241, and at any postponements or adjournments thereof. This proxy statement is being made available to limited partners on or about April 30, 2009.

INFORMATION ABOUT THE ANNUAL MEETING

Information About Attending the Annual Meeting

The board of directors of NTS Realty Capital, Inc., our managing general partner, is soliciting your vote for the 2009 Annual Meeting of Limited Partners. You will be asked to vote on:

- electing five directors to our managing general partner's board of directors;

- ratifying the selection of Ernst & Young LLP as our independent registered public accountants for 2009; and

- transacting any other business that may be properly presented at the annual meeting.

The board of directors recommends that you vote "For" each proposal. If you own our limited partnership units (the "Units") in more than one account, such as individually and jointly with your spouse, please make sure to vote all of your Units. This proxy statement summarizes information we are required to provide to you under the rules of the Securities and Exchange Commission, or "SEC." If you plan on attending the annual meeting of limited partners in person, please contact Rita Martin, Manager of NTS Investor Services, at (800) 928-1492, ext. 544, so that we can arrange for sufficient space to accommodate all attendees.

Information About Voting

You will have one vote for each Unit that you owned at the close of business on April 21, 2009, which is the record date for the annual meeting. On the record date, there were 11,380,760 Units outstanding, but only 10,666,269 of these Units are entitled to vote at the annual meeting. There is no cumulative voting. A majority of the outstanding Units eligible to vote at the annual meeting, or 5,333,135 Units, must be present to hold the annual meeting. As of April 21, 2009, Mr. J.D. Nichols, one of our directors, beneficially owned 5,967,612 Units eligible to vote at the annual meeting.

Your vote is important. As the holder of record for your Units, you may vote in person or by granting us a proxy to vote on each of the proposals. You may vote by proxy in any of the following ways:

- *by mail*: sign, date and return the proxy card in the enclosed envelope; or

- *via the Internet*: go to www.eproxy.com/nlp and follow the instructions provided on the proxy card.

If you return your proxy card, but do not indicate how your Units should be voted, they will be voted "For" in accordance with the board's recommendation for each proposal.

If you grant us a proxy, you may nevertheless revoke your proxy at any time before it is exercised by: (1) sending written notice to us at: 10172 Linn Station Road, Louisville, Kentucky 40223, Attention: Rita Martin, Manager of NTS Investor Services; (2) providing us with a later-dated proxy; or (3) attending the annual meeting in person and voting your Units. Merely attending the annual meeting, without further action, will not revoke your proxy.

Information Regarding Tabulation of the Vote

Our transfer agent, Wells Fargo Shareowner Services, will tabulate all votes cast at the meeting.

Quorum Requirement

Limited partners owning a majority of our Units that are eligible to vote must be present in person or by proxy in order for action to be taken at the meeting. For these purposes, "abstentions" and "broker non-votes" will be counted as present for determining whether a majority is present. A broker non-vote occurs when Units registered in the name of a broker are not voted because the broker does not have the authority to do so.

Information About Votes Necessary for Action to be Taken

The affirmative vote of a majority of the votes cast at the annual meeting, assuming a quorum is present, is required for the election of directors and to ratify Ernst & Young LLP as our independent registered public accounting firm. A properly executed proxy marked "withheld," "withhold authority," or a broker non-vote with respect to the election of one or more directors will have no effect on the election of the director or directors, but will be counted for purposes of establishing a quorum. For the proposal with respect to Ernst & Young LLP, a properly executed proxy marked "Abstain" will not be voted and will not be counted in determining the number of votes cast for the proposal, although it will be counted for purposes of establishing a quorum.

If you hold Units in "street name" through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon. Thus, if you do not give your broker or nominee specific instructions, your Units may not be voted on those matters and will not be counted in determining the number of Units necessary for approval. Units represented by "broker non-votes" will, however, be counted in establishing a quorum.

If you are the beneficial owner of Units held by your broker in its name, the broker is permitted to vote your Units on the election of directors and the approval of Ernst & Young LLP as our registered public accountants even if the broker does not receive voting instructions from you.

Costs of Proxies

We will pay all costs of soliciting proxies and holding the annual meeting. Proxies will be solicited by our managing general partner's directors and officers and by NTS Development Company's employees. NTS Development Company is an affiliate of our managing general partner and acts as the manager of each of our properties. We will not pay additional compensation to these individuals for these activities. We also intend to request that brokers, banks and other nominees solicit proxies from their principals. We will pay the brokers, banks and other nominees for certain expenses that they incur for these activities.

Other Matters

We are not aware of any other matter to be presented at the annual meeting. Generally, no business aside from the items discussed in this proxy statement may be transacted at the meeting. If, however, any other matter properly comes before the annual meeting as determined by the chairman of the meeting, your proxies are authorized to act on the proposal at their discretion.

Generally, for nominations or other business to be properly brought before the annual meeting by one of our limited partners, the limited partner seeking to make a nomination or bring other business before the meeting must provide, among other things, notice thereof in writing to our corporate secretary not later than one hundred and twenty (120) days before the anniversary date on which we first mailed our notice of meeting and proxy materials for the prior year's annual meeting. Therefore, any limited partner desiring to nominate a person for election to our managing general partner's board of directors or to bring any other business before the meeting was required to provide us with notice by December 31, 2008. We did not receive notice of any nominations or proposals prior to that date.

Important Notice Regarding the Availability of Proxy Materials

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Limited Partners to be Held on June 9, 2009. This proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2008, are available on our Internet website at www.ntsdevelopment.com. Additional copies of these documents will be furnished to you, without charge, by requesting them from us in writing at 10172 Linn Station Road, Louisville, Kentucky 40223, Attention: Rita Martin, Manager of NTS Investor Services. If requested by eligible limited partners, for a reasonable fee, we will also provide copies of exhibits to our Annual Report on Form 10-K for the year ended December 31, 2008.

We file reports, proxy materials and other information with the SEC. These reports, proxy materials and other information can be inspected and copied at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies also can be obtained by mail from the Public Reference Room at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains a site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

PRINCIPAL UNITHOLDERS

Limited Partnership Units Owned by Certain Beneficial Owners and Management

The following table shows, as of April 21, 2009, the amount of Units beneficially owned by: (1) persons that beneficially own more than 5.0% of our outstanding Units; (2) each of our directors and executive officers; and (3) our directors and executive officers as a group.

Name[1]	*Amount Beneficially Owned*		*Deferred Units*[2]	*Percentage Beneficially Owned*
Mark D. Anderson	1,000		7,337	*
John Daly	1,000		7,337	*
Brian F. Lavin	17,966	[3]	2,226	*
John S. Lenihan	1,000		7,337	*
J.D. Nichols	6,682,103	[4]	0	58.71%[4]
Gregory A. Wells	1,000		2,226	*
NTS Realty Capital, Inc.	0		0	0.00%
NTS Realty Partners, LLC	714,491	[5]	0	6.28%[5]
All directors/executive officers	6,704,069	[6]	26,463	58.91%[6]

*Less than one percent (1%)

[1] The address for each of the persons and entities listed above is: 10172 Linn Station Road, Louisville, Kentucky 40223.

[2] Pursuant to the NTS Realty Capital Directors Deferred Compensation Plan, our managing general partner's directors and executive officers deferred the receipt of Units that the board of directors granted to them during 2007-2009 as additional compensation for their services. In general, receipt of these Units are deferred until the earliest of: (i) the date of the holder's death; (ii) the date the holder becomes "disabled" (as such term is defined in Section 409A(a)(2)(C) of the Internal Revenue Code of 1986, as amended (the "Code")); or (iii) the date that is thirty (30) days, or six (6) months if required by Section 409A(a)(2)(B)(i) of the Code, after the date of the holder's "separation of service" (as such term is defined in Section 409A(a)(2)(A)(i) of the Code) from our managing general partner. At that time, our managing general partner's board of directors may provide the holder with Units or the equivalent value in cash.

[3] These Units are owned directly by Brickwood, LLC, of which Mr. Lavin is the manager.

[4] These Units are owned of record by Mr. Nichols and certain of his affiliates, including Barbara Nichols (his spouse), Kimberly Nichols Segal and Kara Nichols (his children), trusts for the benefit of his children and other descendants, ORIG, LLC (of which he is the manager), Ocean Ridge Investments, Ltd. (of which he is director of its general partner), BKK Financial, Inc. (in which he has the right to vote all of the voting units), and NTS Realty Partners, LLC (of which he is the manager).

[5] The Units owned of record by NTS Realty Partners are non-voting Units.

[6] If all of the deferred Units were issued, the directors and executive officers would beneficially own 6,730,532 Units, which is 59.14% of the total Units outstanding.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires each of our managing general partner's directors, officers and all individuals beneficially owning more than 10% of our Units to file initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) of our Units with the SEC. These officers, directors and greater than 10% beneficial owners are required by SEC rules to furnish us with copies of all such forms they file. Based solely on a review of the copies of such forms furnished to us during and with respect to the fiscal year ended December 31, 2008, or written representations that no additional forms were required, we believe that all of our officers and directors and persons that beneficially own more than 10% of our outstanding Units complied with these filing requirements in 2008.

CORPORATE GOVERNANCE PRINCIPLES

Our business is managed under the direction and oversight of our managing general partner's board of directors. Our managing general partner's board has formed an audit committee, which is composed entirely of our independent directors. See "Summary of Our Corporate Governance Principles." The audit committee's function is described below. The members of our managing general partner's board of directors and those members who serve on the audit committee as of the date of this proxy statement are identified below.

Director	Audit Committee
Mark D. Anderson	X
John Daly	X
Brian F. Lavin	
John S. Lenihan	X
J.D. Nichols	

Summary of Our Corporate Governance Principles

As required by our governing documents and the NYSE Amex, a majority of our managing general partner's board must be "independent." According to guidelines adopted by our managing general partner's board, a director will not be considered independent if, within the last three years:

- we employed the director as an executive officer for more than one year or as an employee for any period;

- a member of the director's immediate family was an executive officer;

- the director or an immediate family member received more than $120,000 per year in direct compensation from us (excluding amounts paid in the form of director and committee fees);

- the director or an immediate family member was a current partner of our external auditor or was a partner or employee of our predecessors' external auditor during the past three years;

- one of our executive officers serves on the compensation committee of another company that employs the director as an executive officer or that employs an immediate family member of the director as an executive officer;

- the director was an executive officer or employee, or an immediate family member was an executive officer, of a company that made payments to, or received payments from, us which exceed the greater of 5% of the company's gross revenues for that year or $200,000, whichever is greater, in any of the most recent three fiscal years; or

- the director was affiliated, directly or indirectly, with NTS Development Company, or any of its affiliates, whether by ownership of, ownership interest in, employment by, any material business or professional relationship with, or as an officer or director of NTS Development Company or any of its affiliates.

Communicating with Directors

Limited partners wishing to communicate with our managing general partner's board members may send communications by letter addressed to our corporate secretary at 10172 Linn Station Road, Louisville, Kentucky 40223. Our corporate secretary will review and forward the correspondence to the appropriate person or persons for a response.

Code of Conduct and Ethics

Our managing general partner's board of directors has adopted a Code of Conduct and Ethics (the "Code of Conduct") that applies to all of our directors, officers and employees. The Code of Conduct establishes policies and procedures that the board believes promote the highest standards of integrity, compliance with the law and personal accountability. Our Code of Conduct is posted on our website at www.ntsdevelopment.com. In addition, a printed copy of the Code of Conduct is available to any of our limited partners at no cost by writing us at 10172 Linn Station Road, Louisville, Kentucky 40223, Attention: Rita Martin, Manager of Investor Services.

Nomination of Directors

In accordance with the NYSE Amex's corporate governance rules, our managing general partner's board of directors is not required to have a nominating committee comprised solely of independent directors. Instead, identification, consideration and nomination of potential candidates to serve on our managing general partner's board of directors is conducted by the entire board. Our managing general partner's board believes it is in our best interest to avail ourselves of the extensive business and other experience of each member of the board, including directors who may not be deemed "independent" in identifying, evaluating and nominating potential candidates to serve on the board.

In determining the criteria for membership, the board considers the appropriate skills and personal characteristics required in light of the then-current composition of the board and in the context of our perceived needs at the time, including the following experience and personal attributes: financial acumen; general business experience; industry knowledge; diversity; special business experience and expertise; leadership abilities; high ethical standards, independence; interpersonal skills and overall effectiveness. Our managing general partner's board of directors

may receive recommendations for candidates from various sources, including the directors, management and limited partners. The nominees to be considered for membership to the board of directors at this 2009 annual meeting were nominated and approved by the board on April 21, 2009.

Our managing general partner's board of directors will review all recommended candidates in the same manner regardless of the source of the recommendation. Recommendations from limited partners should be in writing and addressed to: NTS Realty Holdings Limited Partnership, 10172 Linn Station Road, Louisville, Kentucky 40223, Attention: Rita Martin, Manager of Investor Services, and must include the proposed candidate's name, address, age and qualifications, together with the information required under federal securities laws and regulations. This communication must be received in a timely manner and also include the recommending limited partner's name, address and the number of our Units, and the length of time, beneficially held. See "Notice Concerning Limited Partner Proposals and Nominations."

Executive Sessions

In accordance with the applicable rules of the NYSE Amex, the independent directors of our managing general partner's board of directors meet at least annually in executive session without the presence of the non-independent directors and members of management. No formal board action may be taken at any executive session. During 2008, our independent directors met regularly in executive session.

Audit Committee

The audit committee, comprised of our three independent directors, Messrs. Anderson, Daly and Lenihan, assists the board in fulfilling its oversight responsibility relating to: (1) the integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) the qualifications and independence of the independent registered public accountants; (4) the performance of our internal audit function and independent registered public accountants; (5) the accounting and financial reporting processes and systems of internal accounting; and (6) the evaluation of our risk issues. The board has determined that Mr. Anderson qualifies as an "audit committee financial expert" as defined by the Securities and Exchange Commission and that each member of the committee is independent in accordance with the standards set forth in the Audit Committee's Charter and the NYSE Amex's corporate governance rules. The Audit Committee Charter is available on our website at www.ntsdevelopment.com. In addition, a printed copy of the Audit Committee Charter is available to any of our limited partners without charge by writing us at 10172 Linn Station Road, Louisville, Kentucky 40223, Attention: Rita Martin, Manager of Investor Services. The audit committee's annual report is included with this proxy statement.

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

Our managing general partner's board of directors has nominated the persons set forth below to serve as directors. Messrs. Anderson, Daly and Lenihan have been nominated to serve as independent directors. Messrs. Nichols and Lavin also have been nominated to serve as directors. We know of no reason why any nominee will be unable to serve if elected. If any nominee is unable to serve, your proxy may vote for another nominee proposed by the board, or the board may reduce the number of directors to be elected. If any director resigns, dies or is otherwise unable to serve out his or her term, or if the board increases the number of directors, the board may fill the vacancy until the next annual meeting of limited partners. The following gives information, provided by the nominees, about their principal occupation, business, experience and other matters:

J.D. Nichols, 67. Mr. Nichols has served as the chairman of our managing general partner's board of directors, as well as NTS Realty Partners, since their formation in 2004. In addition, he serves as the chairman of NTS Mortgage Income Fund, as well as NTS Corporation, its subsidiaries and affiliates. He graduated from the University of Louisville School of Law in 1964 and conducted his undergraduate studies at the University of Kentucky with a concentration in accounting, marketing, business administration, and finance. Mr. Nichols began his career in construction and real estate development in 1965, and since then has overseen the development of more than 8,000 acres of land and 7,000,000 square feet of office, residential, commercial, and industrial construction, throughout the southeastern United States.

Mr. Nichols is active in many civic and charitable organizations including the University of Louisville, where he served as a member of the Board of Trustees, the Executive Committee of the Board of Trustees, the Board of Overseers, and the University of Louisville Foundation. Reflecting his commitment to quality education in Kentucky, Mr. Nichols served as Chairman of the Kentucky Council on School Performance Standards and has served on the Steering Committee of the Kentucky Education Technology System.

Mr. Nichols was inducted into the Junior Achievement Kentuckiana Business Hall of Fame in 1989, is a past director and member of the Executive Committee of Greater Louisville Inc., has served on the Governor's Council on Economic Development, the Board of Directors of both Actors Theater of Louisville and Kentucky Opera, and several other community organizations. Mr. Nichols is currently Chairman of the Board of the Louisville Regional Airport Authority.

Brian F. Lavin, 55. Mr. Lavin has served as the president and chief executive officer of each of NTS Realty Capital and NTS Realty Partners, as well as a director of NTS Realty Capital, since their formation in 2004. Mr. Lavin also has served as the president of NTS Corporation and NTS Development Company since June 1997 and as president of NTS Mortgage Income Fund since 1999. Mr. Lavin was a director of NTS Mortgage Income Fund from 1999 to 2008. He is a licensed real estate broker in Kentucky and certified property manager. Mr. Lavin is a member of the Institute of Real Estate Management, council member of the Urban Land Institute and member of the National Multi-Housing Council. He has served on the boards of directors of the Louisville Science Center, Louisville Ballet, Greater Louisville, Inc., National Multi Housing Council, Louisville

Apartment Association, Louisville Olmstead Parks Conservancy, Inc., and currently serves on the board of overseers for the University of Louisville. Mr. Lavin has a bachelor's degree in business administration from the University of Missouri.

Mark D. Anderson, 53. Mr. Anderson has served as an independent director on our managing general partner's board of directors and as the chairperson of the audit committee since December 2004. Since June 2003, Mr. Anderson has been senior vice president and region manager for Integra Bank, managing their Louisville, Lexington and Indianapolis commercial real estate lending operations. Integra Bank is a $3.5 billion bank, headquartered in Evansville, Indiana. Prior to joining Integra, Mr. Anderson was vice president and market manager of U.S. Bank's commercial real estate division in Louisville. Mr. Anderson is currently and has for the last several years originated investment commercial real estate loans in numerous states and, during that period, offices under his direction have originated mortgage loans totaling in excess of $1 billion. Mr. Anderson's prior experience includes six years with Paragon Group, a national real estate development and management company headquartered in Dallas, Texas, as Midwest regional controller. Mr. Anderson graduated from Illinois State University in 1978 with a B.S. in Accounting.

John P. Daly, Sr., 50. Mr. Daly has served as an independent director on our managing general partner's board of directors since December 2004. Mr. Daly, is corporate counsel and assistant secretary of YUM! Brands, Inc. ("Yum"), the parent of KFC, Taco Bell, Pizza Hut, Long John Silver's and A&W Restaurants, Inc. He has held this position since 1997. From 1990 to 1997 Mr. Daly served as first vice president, counsel and assistant secretary for First Chicago NBD Corporation, the parent of the First National Bank of Chicago. Prior to joining First Chicago NBD, Mr. Daly practiced law in Chicago for five years, concentrating his practice on tax and employee benefit matters. Prior to attending law school, he earned his CPA and worked as an accountant for Ernst & Whinney. Mr. Daly serves on the board of Maryhurst in Louisville, Kentucky and is active supporting Holy Angels Academy in Louisville and Midtown Center for Boys in Chicago. Mr. Daly holds a B.B.A. Degree in Accounting and a J.D. from the University of Notre Dame.

John S. Lenihan, 52. Mr. Lenihan has served as an independent director on our managing general partner's board of directors since December 2004. He is the founder and managing partner of Rubel Lenihan Properties ("RLP"). Formed in 1982, RLP develops and manages industrial warehouse properties around the Louisville International Airport. In addition, Mr. Lenihan is a licensed real estate agent, actively engaged in both residential and commercial brokerage services. Mr. Lenihan graduated from Centre College in 1979 and in 1980 graduated from Manufacturer Hanover Trust Credit Analysis at New York University. He also attended the University of Louisville Graduate Business School from 1992-1993.

RECOMMENDATION OF THE BOARD: The board recommends that you vote "For" the election of all five nominees.

Independent Director Compensation

During 2008, the independent directors were paid an annual cash fee of $15,000. In addition, each independent director received an amount of our Units valued at an aggregate of $15,000. Each of the independent directors elected to defer receipt of these Units until a later date. The chairperson of our audit committee received an additional $5,000 cash fee. In addition, each independent director is reimbursed by us for any out-of-pocket expenses in connection with attending meetings of the board or audit committee. Messrs. Lavin and Nichols, our managing general partner's non-independent directors, are not entitled to any compensation for their service on the board. All of our managing general partner's directors attended our 2008 annual meeting of limited partners.

The following table further summarizes compensation paid to the independent directors during 2008.

	Fees Earned in Cash ($)	Stock Awards ($)[1]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Mark Anderson	20,000	15,000	-	-	-	-	35,000
John Daly	15,000	15,000	-	-	-	-	30,000
John Lenihan	15,000	15,000	-	-	-	-	30,000

[1] Pursuant to the NTS Realty Capital Directors Deferred Compensation Plan, each of the independent directors deferred receipt of our Units valued at an aggregate of $15,000 until the earliest of: (1) the date of his death; (2) the date he becomes "disabled" (as that term is defined in Section 409A(a)(2)(C) of the Internal Revenue Code of 1986, as amended (the "Code")); or (3) the date that is thirty (30) days, or six (6) months if required by Section 409A(a)(2)(B)(i) of the Code, after the date of his "separation of service" (as that term is defined in Section 409A(a)(s)(A)(i) of the Code).

Meetings of the Board of Directors, Audit Committee and Limited Partners

During 2008, our managing general partner's board of directors met fourteen times and the audit committee met eight times. During 2008, all of the directors attended at least seventy-five percent (75%) of the board meetings and audit committee meetings, to the extent applicable.

AUDIT COMMITTEE REPORT

The following Report of the Audit Committee does not constitute "soliciting material" and should not be deemed "filed" with the Securities and Exchange Commission or incorporated by reference into any other filing we make under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate this Report by reference therein.

We, the members of the audit committee of NTS Realty Capital, Inc., the managing general partner of NTS Realty Holdings Limited Partnership (the "Company"), represent the following:

(a)   The audit committee has reviewed and discussed the Company's audited financial statements with the Company's management;

(b)   The audit committee has discussed with the Company's independent auditors the matters required to be discussed by Statement of Accounting Standards 61, as may be modified or supplemented;

(c)   The audit committee has received the written disclosures and the letter from the Company's independent auditors required by Independence Standards Board Standard No. 1, as may be modified or supplemented, and has discussed with the independent auditors its independence; and

(d)   Based on the review and discussions referred to above, the audit committee recommended to the board of directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008.


The Audit Committee
Mark D. Anderson, Chairperson
John Daly
John S. Lenihan


BOARD OF DIRECTORS REPORT ON COMPENSATION

The following report of the board of directors does not constitute "soliciting material" and should not be deemed "filed" with the Securities and Exchange Commission or incorporated by reference into any other filing we make under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate this Report by reference therein.

Our managing general partner's board of directors has reviewed and discussed with management the Compensation Discussion and Analysis set forth below in this proxy statement ("CD&A"). Based on the board's review of the CD&A and the board's discussions of the CD&A with management, the board has approved that the CD&A be included in this proxy statement.

The Board of Directors
Mark D. Anderson
John Daly
Brian F. Lavin
John S. Lenihan
J.D. Nichols

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

As is commonly the case with publicly traded limited partnerships, we are managed by the directors and officers of our managing general partner. In addition, NTS Development Company, an affiliate of our managing general partner, manages our real properties pursuant to the terms of a management agreement with us. All of our property management personnel are employees of NTS Development Company. These officers and employees are compensated for their services by NTS Development Company, in part for their service to us, but do not receive any compensation directly from us. We reimburse NTS Development Company for a portion of the compensation it pays to its officers and employees, except Messrs. Nichols and Lavin, based on the amount of time they spend on our behalf. Pursuant to the terms of our partnership agreement, Messrs. Nichols and Lavin receive no compensation from either NTS Development Company or us for services rendered on our behalf. During 2008, we reimbursed NTS Development Company an aggregate of approximately $246,144 with respect to the compensation it paid to Mr. Gregory Wells and Mr. Bryan Russell, our managing general partner's executive officers in addition to Mr. Lavin. We received and accepted Mr. Russell's resignation in January 2008, but Mr. Russell received certain compensation during 2008.

If we determine to compensate the named executive officers of our managing general partner in the future, the board of directors will review all forms of compensation and approve any and all Unit option grants, warrants, Unit appreciation rights and other current or deferred compensation payable with respect to the current or future value of our Units.

Executive Officers

The board of directors annually elects our executive officers. These officers may be terminated at any time. Listed below is information about our only other current executive officer other than Mr. Lavin, whose biography is included above.

Gregory A. Wells, 50. Mr. Wells has served as the chief financial officer and executive or senior vice president of NTS Realty Capital and as executive or senior vice president of NTS Realty Partners since December 2004. He has also served as senior vice president for NTS Corporation, its subsidiaries and affiliates from July 1999 through December 2004. Mr. Wells is currently chief financial officer and executive vice president for NTS Corporation and its subsidiaries and affiliates. Mr. Wells has served as the chief financial officer of the NTS Mortgage Income Fund, Inc. since June 2007. Mr. Wells is a director of the Hilliard Lyons Government Fund, Inc., serves on the corporation's audit committee and is chair of the corporation's nominating and governance committee. Mr. Wells is a certified public accountant, a member of the American Institute of Certified Public Accountants, the Virginia CPA Society, Kentucky Society of CPA's, and Financial Executives International. He currently serves on the Board of the Lincoln Heritage Boy Scout Council. Mr. Wells previously served on the board of directors of The Family Place and chaired its building committee. Prior to joining NTS, Mr. Wells served as Senior Vice President and Chief Financial Officer of Hokanson Companies, Inc. an Indianapolis-based property management and development firm. Prior to that Mr. Wells was the Chief Operating Officer of Executive Telecom System, Inc., a subsidiary of The Bureau of National Affairs, Inc. Mr. Wells holds a bachelor's degree in business administration from George Mason University.

Certain Relationships and Related Transactions

As indicated in the "Executive Compensation" section, we have no employees. We have entered into an amended and restated management agreement with NTS Development Company, an affiliate of our managing general partner, whereby NTS Development Company oversees and manages the day-to-day operations of our properties. Under the agreement, NTS Development Company is responsible for managing each of our properties and in return will receive, in most cases, an annual fee equal to 5% of all gross collected revenues from our properties. The construction supervision fees are paid in an amount equal to 5% of the costs incurred which relate to capital improvements. These construction supervision fees are capitalized as part of land, buildings and amenities. Also pursuant to the agreement, NTS Development Company receives commercial leasing fees equal to 4% of the gross rental amount for new leases and 2% of the gross rental amount for new leases in which a broker is used and for renewals or extensions. NTS Development Company is reimbursed its actual costs for services rendered to NTS Realty. NTS Development Company's management fee is paid monthly.

The independent directors engaged an independent nationally recognized real estate expert to assist them in their review of the previous management agreement entered into as of December 28, 2004. The expert made suggestions as to the types and amounts of fees and reimbursements to be included in the amended and restated management agreement and assisted in the drafting of the amended and restated management agreement. The amended and restated management agreement was approved by the independent directors.

NTS Development Company leased 20,368 square feet in NTS Center, one of our properties, for $14.50 per square foot during the year ended December 31, 2008. The average per square foot rental rate for similar space in NTS Center as of December 31, 2008 was $14.88 per square foot. NTS Development Company paid the same $14.50 per square foot for the space during the years ended December 31, 2007 and 2006 when the average per square foot rental rate in NTS Center was $13.80 and $13.85, respectively.

Policies and Procedures with Respect to Related Party Transactions

Our partnership agreement provides that each contract or transaction that we enter into with our managing general partner or its affiliates must be on terms no less favorable to us than those generally being provided to or available from third parties. In general, no such contract or transaction may be effective until after the material terms of the contract or transaction are disclosed to, or are known by, our managing general partner's board of directors and the board authorizes the contract or transaction by the affirmative vote of a majority of the board's independent directors.

We believe that our general policies and procedures regarding related party transactions are evidenced by the disclosures in our current and prior proxy statements under the caption "Certain Relationships and Related Transactions."

PROPOSAL NO. 2 – RATIFY APPOINTMENT OF ERNST & YOUNG LLP

The audit committee has selected Ernst & Young LLP to serve as our independent registered public accountants for the fiscal year ending December 31, 2009. We traditionally ask our limited partners to ratify the selection even though your approval is not required. Further, even if you do not approve the selection of Ernst & Young LLP, we are not likely to replace them for this fiscal year due to the added expense and delay that would result from replacing them and selecting a new firm. Instead, the audit committee will consider the negative vote as a direction to consider a different firm next year.

A representative of Ernst & Young LLP will attend the annual meeting. This representative will have an opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate limited partner questions.

RECOMMENDATION OF THE BOARD: The audit committee and the board recommend that you vote "For" the appointment of Ernst & Young LLP as our independent registered public accountants for the fiscal year ending December 31, 2009.

Fees to Independent Registered Public Accountants

The following table presents fees for professional services rendered by Ernst & Young LLP for audit of our financial statements for the years ended December 31, 2008 and 2007, together with fees for audit-related services and tax services rendered by Ernst & Young LLP for the years ended December 31, 2008 and 2007, respectively.

	Fiscal Year Ended December 31,	
Description	**2008**	**2007**
Audit Fees[1]	$ 355,000	$ 437,933
Audit Related Fees[2]	–	–
Tax fees[3]	240,000	260,000
All other fees[4]	–	–
TOTAL	$ 595,000	$ 697,933

[1] Audit fees include fees associated with the annual audit of our financial statements, as well as the review of quarterly reports on Form 10-Q. Audit fees also include fees associated with audit requirements related to various registration statement filings.

[2] Audit related fees include fees paid for planning in connection with Section 404 of the Sarbanes-Oxley Act.

[3] Tax fees include fees paid for tax planning, tax return preparation and related tax assistance.

[4] There were no other services or fees provided.

Approval of Services and Fees

Our audit committee has reviewed and approved all of the fees charged by Ernst & Young LLP, and actively monitors the relationship between audit and non-audit services provided by Ernst & Young LLP. The audit committee concluded that all services rendered by Ernst & Young LLP to us during the years ended December 31, 2008 and 2007, respectively, were consistent with maintaining Ernst & Young LLP's independence. Accordingly, the audit committee has approved all such services provided by Ernst & Young LLP. As a matter of policy, we will not engage our primary independent registered public accountants for non-audit services other than "audit related services," as defined by the SEC, certain tax services, and other permissible non-audit services as specifically approved by the chairperson of the audit committee and presented to the full committee at its next regular meeting.

Under the policy, the audit committee must pre-approve all services provided by the company's independent registered public accountants and the fees charged for these services including an annual review of audit fees, audit related fees, tax fees and other fees with specific dollar value limits for each category of service. During the year, the committee will periodically monitor the levels of fees charged by Ernst & Young LLP and compare these fees to the amounts previously approved. The audit committee also will consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the chairperson of the audit committee for approval.

PERFORMANCE CHART

Our Units were first listed on the American Stock Exchange on December 29, 2004, and currently trade on the NYSE Amex. Therefore, we only have four years of trading history to report. We believe that American Realty Investors, Inc., HMG Courtland Properties, Inc. and Roberts Realty Investors, Inc. are public companies whose businesses are somewhat similar to our business. The chart below compares the approximate value of a $100 investment made on January 1, 2005, assuming the reinvestment of dividends and distributions, and December 31, 2005, 2006, 2007 and 2008 for each of the three companies in our peer group and us.

Issuer[1]	Value at December 31, 2005	Value at December 31, 2006	Value at December 31, 2007	Value at December 31, 2008
NTS Realty	$ 110.51	$ 145.56	$ 111.46	$ 82.86
American Realty	83.54	81.98	102.08	93.23
HMG	78.38	107.54	77.25	24.99
Roberts Realty	97.89	98.14	82.03	10.53

[1] In our 2006 proxy statement, we included Glenborough Property Trust in this chart. However, Glenborough Property Trust merged with another entity in 2006 and is no longer an appropriate peer to be included herein.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of our managing general partner's officers, or the officers or employees of our affiliates, participated in the deliberations of our managing general partner's board of directors concerning executive officer compensation during the year ended December 31, 2008. In addition, during the year ended December 31, 2008, none of our managing general partner's executive officers served as a director or a member of the compensation committee of any entity that has one or more executive officers serving as a member of our managing general partner's board of directors.

NOTICE CONCERNING LIMITED PARTNER PROPOSALS AND NOMINATIONS

We have not received any limited partner proposals for inclusion in this year's proxy statement. Proposals of limited partners intended to be presented at the 2010 Annual Meeting of Limited Partners, including nominations for directors, must be received by us on or before December 31, 2009, and must satisfy the requirements of Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934 in order to be considered by our managing general partner's board of directors for inclusion in the form of proxy and proxy statement to be issued by the board for that meeting. All such limited partner proposals should be submitted to us in writing as follows: NTS Realty Holdings Limited Partnership, 10172 Linn Station Road, Louisville, Kentucky 40223, Attention: Rita Martin, Manager of Investor Services.

ANNUAL REPORT ON FORM 10-K

Our Annual Report on Form 10-K for the year ended December 31, 2008, including financial statements for the same period, accompanies this proxy statement. Our Form 10-K also is available on our website at www.ntsdevelopment.com. In addition, if requested, we will provide you copies of any exhibits to the Form 10-K upon the payment of a fee covering our reasonable expenses in furnishing the exhibits. You can request exhibits to our Form 10-K by writing us at 10172 Linn Station Road, Louisville, Kentucky 40223, Attention: Rita Martin, Manager of Investor Services.

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YOUR VOTE IS IMPORTANT. THE PROMPT SUBMITTAL OF
YOUR VOTE WILL SAVE US THE EXPENSE OF
FURTHER REQUESTS FOR PROXIES. PLEASE
PROMPTLY MARK, SIGN, DATE AND RETURN YOUR PROXY
OR SUBMIT YOUR VOTE BY INTERNET.

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NTS REALTY HOLDINGS LIMITED PARTNERSHIP

ANNUAL MEETING OF LIMITED PARTNERS

Tuesday, June 9, 2009
10:30 a.m. EST

The Overlook at St. Thomas Apartments Clubhouse
6800 Steeprun Road
Louisville, KY 40241

NTS Realty Holdings Limited Partnership
10172 Linn Station Road
Louisville, Kentucky 40223

proxy

This proxy is solicited by the Board of Directors for use at the Annual Meeting on June 9, 2009.

The limited partnership units you hold in your account will be voted as you specify on the reverse side.

If no choice is specified, the proxy will be voted "FOR" Items 1 and 2.

By signing the proxy, you revoke all prior proxies and appoint Brian F. Lavin and Rosann D. Tafel, and each of them with full power of substitution, to vote your units on the matters shown on the reverse side and any other matters which may come before the Annual Meeting and all adjournments.

See reverse for voting instructions.

Vote by Internet or Mail
24 Hours a Day, 7 Days a Week

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

ADDRESS BLOCK

 **INTERNET** – www.eproxy.com/nlp
Use the Internet to vote your proxy until 12:00 p.m. (CT) on June 8, 2009.

 **MAIL** – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

If you vote your proxy by Internet, you do NOT need to mail back your Proxy Card.

TO VOTE BY MAIL AS THE BOARD OF DIRECTORS RECOMMENDS ON ALL ITEMS BELOW, SIMPLY SIGN, DATE, AND RETURN THIS PROXY CARD.

⬇ *Please detach here* ⬇

The Board of Directors Recommends a Vote FOR Items 1 and 2.

1. Election of directors:
- 01 J.D. Nichols
- 02 Brian F. Lavin
- 03 Mark D. Anderson
- 04 John P. Daly, Sr.
- 05 John S. Lenihan

☐ Vote FOR all nominees (except as marked)   ☐ Vote WITHHELD from all nominees

(Instructions: To withhold authority to vote for any indicated nominee, write the number(s) of the nominee(s) in the box provided to the right.)

2. Ratify appointment of Ernst & Young LLP to serve as our independent registered public accountants for the fiscal year ending December 31, 2009.

☐ For   ☐ Against   ☐ Abstain

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR EACH PROPOSAL.

Address Change? Mark Box ☐   Indicate changes below:

Date _____

Signature(s) in Box

Please sign exactly as your name(s) appears on Proxy. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy.